DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2189
O] 858-677-1476
F] 858-677-1401
September 30, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Qualcomm Incorporated
Form 10-Q for the Quarterly Period Ended March 29, 2009
File No. 0-19528
Dear Mr. Spirgel:
On behalf of Qualcomm Incorporated (“Qualcomm” or “the Company”), I am writing in response to the comment contained in your letter dated September 14, 2009 (the “Comment Letter”) regarding Qualcomm’s Form 10-Q for the quarterly period ended March 29, 2009.
Additionally, in response to an oral request from the Staff, I am providing copies of two court orders relating to the injunction issued by the court in the 467 case. I am also including an overview that the Company prepared to provide some context for those orders and to provide additional details about the developments that affected the Patents-in-Suit that augment the discussion contained below (“the overview”). Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the overview is being provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed a part of any filing by the Company. Pursuant to Rule12b-4, I hereby request on behalf of Qualcomm that the overview be returned to me promptly following completion of the Staff’s review. Please contact me when you have completed your review, and I will arrange to have the overview retrieved from the Commission.
On behalf of Qualcomm, I hereby request pursuant to Rule 83 of the Commission’s Rules of Practice confidential treatment for the redacted portions of this response letter, which are indicated herein as [***], and the entirety of the overview. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Mr. Larry Spirgel
September 30, 2009

A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.
The numbered paragraph below restates the numbered paragraph in the Staff’s letter, and the discussion set out below the paragraph is the Company’s response to the Staff’s comment.
1.	Please revise your valuation of the Patents-in-Suit to utilize the relief from royalty method. As discussed in greater detail below, the use of market comparable transaction data and the cost savings approach does not appear appropriate in determining the offensive value against Qualcomm for these patents.

As discussed in their July 9, 2007 press release, Broadcom licensed to Verizon Wireless six of the seven patents included in the Patents-in-Suit for $200 million. Paragraph 820-10-35-9 of the FASB Accounting Standards Codification states that “[t]he fair value of the asset or liability shall be determined based on the assumptions that market participants would use in pricing the asset or liability.” We believe market participants would factor into their assumptions this significant licensing transaction when pricing the Patents-in-Suit. Specifically, market participants would view this licensing transaction as evidence that future royalties can be extracted from Qualcomm or its customers. The market comparable approach does not capture this licensing transaction. Similarly, market participants would factor into their assumptions the passing of the January 31, 2009 permanent injunction and the district court’s “increasingly expansive view of the scope of the injunction” in early 2009. For example, Broadcom patents that Qualcomm was precluded from utilizing, or potentially precluded from utilizing, under the district court’s expansive interpretation. Without the ability to utilize the design arounds and without time to design new ones, market participants would conclude that Qualcomm, or its customers, would be forced into a licensing agreement for the Patents-in-Suit. A market comparable approach would not suitably reflect these assumptions.

Accordingly, please revise your valuation of the Patents-in-Suit to utilize the relief from royalty method taking into account the Verizon Wireless license agreement, the passing of the January 31, 2009 permanent injunction, and the district court’s “increasingly expansive view of the scope of the injunction” in early 2009.
Response:
At the outset, it is important to note that the Verizon Wireless (“Verizon”) license from Broadcom (the “Verizon license”) was entered into nearly two years prior to the settlement between the Company and Broadcom and under very different circumstances than existed at the time of the settlement. These differences are reviewed in detail below, but in summary, the Company believes the differences are so great as to render the Verizon license an inappropriate market comparable for valuation purposes.

Mr. Larry Spirgel
September 30, 2009

In determining the appropriate accounting treatment for the settlement agreement entered into with Broadcom in April 2009 (the “settlement agreement”), the Company identified the elements that qualified as assets and determined that in order to allocate the consideration paid to these elements a valuation of these assets would need to be performed. In consultation with the Company’s external valuation firm, the Company noted that both FASB Accounting Standards Codification 350 and 820 provide for various techniques and approaches to determine estimates of fair value, including market, income and cost approaches. In certain cases, the use of multiple valuation techniques is appropriate in estimating what is considered to be the single best estimate of fair value. Selecting the appropriate valuation technique in a given circumstance is based on judgments with respect to the nature of the asset being measured and the availability of sufficiently reliable inputs that represent market participant assumptions.
The Company considered various valuation techniques for the license to the Patents-in-Suit, including the relief from royalty approach suggested by the Staff. As part of that analysis, the Company considered the Verizon license and whether that might provide a reliable basis on which to estimate the value of the license to the Patents-in-Suit. However, for the reasons discussed below, the Company concluded that the Verizon license did not provide a comparable data point for the purpose of assessing fair value. Accordingly, a fair value estimate under a relief from royalty approach using the Verizon license as the basis would have been highly speculative and would have provided a significantly less reliable measure of fair value as compared with other valuation techniques available to the Company. In the judgment of the Company and its external valuation firm, the principal reasons for not using a relief from royalty method based on the Verizon license were:
1.	The fair value of a license to the Patents-in-Suit from a market participant perspective at July 19, 2007 would have differed significantly from the fair value to a market participant at April 26, 2009. From July 2007 when the Verizon license was executed to April 2009 when the Broadcom settlement occurred, there were a number of critical developments with respect to the seven Patents-in-Suit, including the vacating of certain infringement verdicts, the invalidation or rejection of the underlying patent claims on five of the patents and the Company’s development of effective design arounds for four of the patents (including for the sole patent which had not been invalidated).

2.	[***]

3.	As compared to other valuation techniques, a relief from royalty approach would have required numerous significant assumptions to be made that would have been highly speculative, thus significantly decreasing the reliability of the estimate.
As a result of these factors and the Company’s analysis of available credible data to reliably estimate the fair value of the license to the Patents-in-Suit, the Company concluded that the cost savings approach and the market comparable approach provided an estimate of fair value that was significantly more reliable and verifiable than the relief from royalty approach. In addition, the market comparable approach was considered by the Company to

Mr. Larry Spirgel
September 30, 2009

be a market approach that utilized a higher level of observable inputs in the fair value hierarchy as compared to largely unobservable inputs in a relief of royalty approach to estimate fair value. Accordingly, the Company utilized the market comparable and cost savings approaches in estimating the fair value of the license to the Patents-in-Suit. In its Form10-Q for the quarterly period ended March 29, 2009, the Company included disclosure that, in the Company’s view, was sufficiently transparent to allow the reader to understand the terms of the settlement, including the total settlement value of $891 million, the amount of the settlement charge recorded (which was included on a separate line item in the statement of operations) and the estimated fair value of the intangible assets received.
In the remainder of this response letter we have further elaborated on the above points which the Company believes support its conclusion that the valuation techniques it utilized are the most appropriate in estimating the fair value of the license to the Patents-in-Suit.
1.	The fair value of a license to the Patents-in-Suit from a market participant perspective at July 19, 2007 would have differed significantly from the fair value to a market participant at April 26, 2009.

The Verizon license occurred almost two years prior to the Company’s settlement with Broadcom. During that time, the circumstances surrounding each of the patents that were included in the Verizon license had changed significantly as a result of subsequent litigation, appeals and reexamination proceedings by the U.S. Patent and Trademark Office (“USPTO”), the availability of design arounds, and the passage of time which brought the patents nearer to the end of their lives. These changes not only affected the fair value of the related patents but also caused significant uncertainties that a market participant would have considered, both of which directly impacted the Company’s determination of the most appropriate valuation technique to be used.

The Company notes that the asset being valued, the license to the Patents-in-Suit, would provide a market participant solely with the ability to attempt to use the asset in an offensive licensing program against the Company specifically.[1] It would not provide the market participant with the ability to use the patents in an offensive licensing program against any other company, as that right was retained by Broadcom (along with ownership of the patents). As an aside, the Company is not aware that Broadcom

[1]	Based on the nature of the principal market for application of the Patents-in-Suit, the Company believes that other hypothetical market participants from a licensee perspective would be in the same industry sector (i.e. chipset manufacturers) and thus would have similar abilities and resources to design around patents as this is commonly done. As such, consideration of a chipset manufacturer market participant would not affect the analysis as to the existence of design arounds from a potential licensee perspective. Further, no reference in this response to “market” is intended to have any meaning associated with that term as it is used in legal or economic analysis relating to competition law constructs.

Mr. Larry Spirgel
September 30, 2009

has asserted the Patents-in-Suit successfully against any other semiconductor manufacturer. Given these facts, it would be appropriate for a market participant to consider whether the Company intends to use the patents and the need for the market participant to successfully challenge design arounds that have been implemented. The market comparable auction data used by the Company is representative of the fair value that a market participant would be willing to pay for patents where the applicability, enforceability, royalty rate, economic life of the underlying technology, probability of reaching a licensing agreement and cost to enforce the patents are all unknown. The data used in the market comparable approach is for patent ownership (ability for a market participant to target multiple licensees), rather than a license (ability for a market participant to target one specific licensee, as is the case in regard to the Company). In this case, the Company believes that the auctioned patents represent a similar asset as compared with the license to the remaining five Patents-in-Suit and thus provide a reasonable range of value, and any downward adjustment to the value (to reflect the limitations placed on a market participant since they could license the patents to only one party rather than multiple parties) would not be material to the overall valuation and allocation between asset value and period expense.

The following summarizes the relevant litigation history and changed circumstances of each of the seven Patents-in-Suit, noting that only the first six of these patents were licensed by Broadcom to Verizon:
1.	U.S. Patent No. 6,714,983 (“the ’983 patent,” expires June 8, 2010)

2.	U.S. Patent No. 6,374,311 (“the ’311 patent,” expires October 1, 2011)

3.	U.S. Patent No. 6,583,675 (“the ’675 patent,” expires March 20, 2021)

4.	U.S. Patent No. 5,657,317 (“the ’317 patent,” expires August 12, 2014)

5.	U.S. Patent No. 6,389,010 (“the ’010 patent,” expires October 5, 2015)

6.	U.S. Patent No. 6,847,686 (“the ’686 patent,” ruled invalid September 24, 2008)

7.	U.S. Patent No. 5,425,051 (“the ’051 patent,” expires June 13, 2012)
The first three patents were litigated in the International Trade Commission (the “ITC”) investigation initiated by Broadcom. The last four patents were litigated in the action filed in the U.S. District Court for the Central District of California (the “467 case”). As of the date of the Verizon license agreement, six of the seven patents had been adjudicated to a final decision in the ITC or the district court. Of the three patents at issue in the ITC case, the Company was found to infringe the ’983 patent. Of the four patents at issue in the 467 case, the Company was found to infringe the ’317, ’010 and ’686 patents. It was in this environment that Verizon (FY08 revenues of $49 billion) entered into a fully paid-up license with Broadcom for $200 million, which the Company believes was done to mitigate the risks that Verizon felt these legal decisions posed to its business.

However, over the succeeding two years many critical changes affected these patents. By April 26, 2009 when the Company (FY08 revenues of $11 billion) obtained a

Mr. Larry Spirgel
September 30, 2009

license to the Patents-in-Suit as part of the settlement, the environment had changed significantly:
•	The ’686 patent had been found invalid in the 467 case;

•	The asserted claims of the ’983, ’311, ’010 and ’317 patents had been rejected as invalid by the USPTO in various stages of reexamination proceedings; and

•	The Company had developed or identified design arounds that were readily available or actually implemented for the ’983, ’675, ’317 and ’010 patents.

•	The ’051 patent was not licensed by Broadcom to Verizon. At the time the settlement agreement was concluded, the ’051 claims had not yet been adjudicated; however, in June 2009, the asserted claims of the ’051 patent were rejected as invalid by the USPTO in an initial office action.
We have provided additional details regarding the developments that affected the Patents-in-Suit in the overview that has been provided on a supplemental basis to the Staff.

As a result of developments in the litigation, the scope of products at issue had narrowed considerably. The ’983 design around had already been defended in the ITC, without the ITC taking any adverse action, and was deployed for both WCDMA and CDMA 1x/EVDO products. The Company had achieved the same level of quality and execution in preparing and deploying the ’317 and ’010 design arounds (and the underlying legal defense) as it did with the ’983 design around and had every confidence that its design arounds were valid and effective.[2] The invalidation of the ’686 patent by the appellate court reversed both the verdict and the injunction in the 467 case with respect to that patent, which was the only patent in the 467 case affecting the Company’s WCDMA products.[3] The ’317 patent only concerned 1x/EVDO, not WCDMA, and the ’010 patent only related to a software product exclusively provided to Sprint.

Nevertheless, as mentioned in the Company’s August 14, 2009 response to the Staff, in a series of adverse rulings, the district court repeatedly applied an expansive and, in the Company’s view, unlawful interpretation of its injunction and then declined the Company’s request that it modify the injunction prospectively so that only activities that actually constituted infringement would be proscribed. In no instance, however, did the court prohibit the Company from relying on or selling its design-around products. As requested by the Staff, the Company has provided copies of the court orders issued

[2]	The ’675 design around was readily available but had not been prepared and deployed.

[3]	The invalidation of the ’686 patent narrowed the scope of products at issue to the CDMA 1x/EVDO products in the U.S., more than 50% of which related to Verizon and fell under its license to six of the seven Patents-in-Suit.

Mr. Larry Spirgel
September 30, 2009

in January 2009 and November 2008 relating to the injunction and an overview providing some context for those orders and additional detailed information about the Patents-in-Suit.

The litigation also had continued for another two years from the time of the Verizon license, becoming a significant burden to the Company’s business, causing disruption to its customer relationships, and a continuing, significant disruptive factor in the industry in general. Despite the availability of effective design arounds and the invalidation of various patent claims, the Company did not believe that the relief it anticipated through the legal process could occur timely enough to mitigate the ongoing disruption in its relationships with its customers. While Broadcom raised further challenges against the design arounds, the Company was confident that the design arounds did not infringe. Finally, the district court’s increasingly expansive view of the scope of the injunction in early 2009 was troubling due to its inconsistencies and the additional burdens it placed on the Company during the protracted period of time it would take to resolve remaining Broadcom challenges, but it did not impair the ability of the Company to continue selling its chipsets with the design arounds. Moreover, the Company was confident that it would receive relief from these rulings on appeal, albeit after a lengthy appellate process.

In summary, the facts and circumstances surrounding each patent that was subject to the Verizon license changed significantly between July 19, 2007 and April 26, 2009. Even if one were to assume that the Verizon license was a comparable transaction, reliably estimating the downward adjustments to the Verizon license amount in light of the aforementioned significant developments that occurred subsequent to the date of the Verizon license agreement would be highly speculative and would provide a significantly less reliable estimate of fair value as compared with other valuation techniques available to the Company.

2.	[***]

[***]

3.	As compared to other valuation techniques, a relief from royalty approach would have required numerous significant assumptions to be made that would have been highly speculative, thus significantly decreasing the reliability of the estimate.

The Company considered your request that it value the Patents-in-Suit using the relief from royalty method rather than the cost savings method or the market comparable approach.

In our initial response, we indicated that the most reliable method of valuation for the ’317 patent license was a cost savings method because the Company had a tested and fully deployed design around to the patent as of April 26, 2009; therefore, the Company would pay no more in royalties than the projected cost savings from using the patent

Mr. Larry Spirgel
September 30, 2009

rather than continuing to use the design around. The Company will be using the patent on an ongoing basis rather than the design around that is currently implemented. The Company identified specific cost savings from discontinuing the use of the design around and had reliable estimates of the projected number of units and cost savings for the remainder of the patent life. Of the Patents-in-Suit, the ’317 patent was the only patent where there was an incremental ongoing cost to the Company or its customers associated with using the design around. Accordingly, in the Company’s view, the cost savings method represents a maximum royalty amount, which is consistent with the value that a relief from royalty approach would attempt to estimate in this situation.

The ’686 patent was determined to be invalid by the Court of Appeals for the Federal Circuit (“CAFC”). Therefore, no value was assigned to it. In the Company’s view, the result of using a relief from royalty method would be the application of a royalty rate to a zero royalty base, resulting in a zero value, as it would be unreasonable to expect that the Company would pay any royalty rate to a market participant for a patent that had been invalidated in a court proceeding.

With respect to the remaining five Patents-in-Suit, the Company concluded that applying a relief from royalty valuation approach in this particular circumstance would have required use of a licensing or “decision tree” framework which would have been highly speculative and that transaction data (i.e. a market comparable approach) would better serve as an indication of the amount a market participant would be willing to pay for similar patents.[4] Specifically, the market comparable auction data is representative of the fair value that a market participant would be willing to pay for patents where the applicability, enforceability, royalty rate, economic life of the underlying technology, probability of reaching a licensing agreement and cost to enforce the patents are all unknown and highly speculative.

In comparison to the market comparable approach, in these particular circumstances, the Company believes that a relief from royalty approach (using a decision tree framework) does not provide an estimate of the value of a license to the Patents-in-Suit that is as reliable as the valuation techniques used by the Company. The decision tree method is essentially a refined form of a relief from royalty method. Specifically, a decision tree framework includes multiple scenarios, each of which estimates an outcome in terms of the ultimate relief from royalty, with the ultimate value based on the combined probability of achieving each of the projected outcomes. Specifically, in building a decision tree model of how much a market participant in an offensive model could extract from the Company for access to the patents, the Company believes that the significant assumptions below, among others, would need to be made:

[4]	The Company believes that it has the requisite expertise in applying the market comparable approach due to its extensive experience in purchasing patents, as well as appropriately stratifying the transaction data to ensure that the market comparables were consistent with the Patents-in-Suit.

Mr. Larry Spirgel
September 30, 2009

•	The royalty rate implied by the Verizon license (even assuming it was a market-based license), which would require projecting Verizon’s market share[5] and royalty base over the life of the patents;

•	The impact on the implied forward royalty rate of the portion of the $200 million for a fully paid-up license that would be allocable to periods prior to the license execution date;

•	The downward adjustments to the implied royalty amount that would be required to reflect the significant developments which occurred subsequent to the date of the Verizon license agreement, including the invalidity developments on appeal and in reexamination as to five of the six patents and the reversal of verdicts in certain of the cases;

•	The adjustment to the implied royalty rate that would be appropriate in these particular circumstances to reflect the ’051 patent which was not licensed by Verizon and which was under reexamination proceedings by the USPTO[6];

•	The probability of a final victory by a market participant/loss by the Company with the ongoing litigation;

•	The timing of final verdicts/outcomes;

•	The projected revenue for the Company’s products that the courts may ultimately determine use each patent;

•	The economic life of the technology covered by the patent (i.e. how long the products sold by the Company would use the technology);

•	The royalty rate that would be paid by the Company to a market participant based on the remaining life of the patents (which was significantly shorter than at the time of the Verizon license agreement); and

•	The litigation and other continued expenses which would be incurred by a market participant to achieve a final favorable verdict/outcome.
In order to build a reliable valuation model using a decision tree framework (i.e. multiple relief from royalty models with scenarios and probabilities), the Company would have been required to be able to make reasonably reliable estimates for the

[5]	The value of a license to a market participant would relate to non-Verizon sales which would represent less than 50% of the U.S. CDMA 1x/EVDO sales.

[6]	The USPTO examiner subsequently found all of the asserted claims with respect to the ’051 patent to be invalid. The Company believes it would have been inappropriate in this circumstance for it to have valued the patent assuming that the patent claims were valid and assuming that the Company would pay an ongoing royalty for access to the patent, as the Company did not believe that to be the case. Had the Company completed the valuation under that framework, the Company believes it would be facing an impairment issue in the current quarter. In the Company’s view it would be inappropriate to capitalize an asset onto its balance sheet based on a valuation framework that was not in line with the Company’s best estimates only to impair that asset in the next fiscal quarter when the Company’s initial belief was validated.

Mr. Larry Spirgel
September 30, 2009

above inputs. Given the subjective nature of these assumptions and the number of probabilities in the decision tree, this approach was not considered to be as reliable or verifiable as other alternatives. Further, at the time of the settlement, the status of the Patents-in-Suit had changed significantly or there were readily available or actually implemented design arounds, as described above. The Company believes it is highly speculative as to whether market participants would have concluded that they could extract royalties from the Company on patents that the Company believed it was not using and did not intend to use.

In summary, the license to the remaining five Patents-in-Suit represented a speculative patent asset to a market participant, and therefore the Company believes that the most appropriate valuation approach for the remaining five Patents-in-Suit is the market comparable approach for other similar patents.
Lastly, the Company wishes to reiterate that the driving force behind its decision to enter into the settlement with Broadcom, the timing of which was influenced by the CAFC’s denial of the Company’s request for an expedited review schedule, was to remove significant management distraction and friction with its customers, move forward with its business and focus on restoring and developing its relationships with its customers and carriers. The principal benefits derived from the settlement that caused the Company to agree to pay an amount significantly in excess of the fair value of the assets received were the avoided future litigation expenses [***] and the avoided future customer disruption on a very significantly sized business. The Company stood to lose substantial market share if its downstream customers decided to exclude the Company’s products from their devices while the Company defended its design arounds. Ultimately, the settlement reflected the Company’s determination that resolving the litigation would increase shareholder value, more than would be the case if the Company were to pursue the successful resolution of these matters that it anticipated through the courts over the next several years.
I recognize that this set of facts is a complex combination of legal developments over multiple venues and evolving technical developments, products and business relationships. Please do not hesitate to contact me should you have additional questions. The Company would be happy to discuss any remaining issues with the Staff to try to quickly resolve those questions.

Sincerely, DLA Piper LLP (US)
By:	/s/ Cameron Jay Rains
Cameron Jay Rains

Admitted to practice in California